Exhibit 12.01

eBay, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio data)

	Year Ended December 31,
	2004	2005	2006	2007		2008

Income Before Income Taxes, Minority Interest and Income/Loss of Equity Investees	$1,127,705	$1,546,390	$1,541,600	$757,388	(3)	$2,193,530
Add: Fixed Charges	14,535	10,589	16,562	31,437		34,232

Earnings(1)	$1,142,240	$1,556,979	$1,558,162	$788,825		$2,227,762

Fixed Charges(2)	$14,535	$10,589	$16,562	$31,437		$34,232

Ratio of Earnings to Fixed Charges	78.6	147.0	94.1	25.1		65.1

(1)	Earnings consist of Income Before Income Taxes, Minority Interest and Income/Loss of Equity Investees plus Fixed Charges.

(2)	Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.

(3)	For the year ended December 31, 2007, Income Before Income Taxes, Minority Interest and Income/Loss of Equity Investees includes an impairment loss of $1.4 billion related to our Communications reporting unit.